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                                                                     Exhibit  19

Butler
Manufacturing
Company
SECOND
QUARTER
REPORT 1999
Six Months Ended
June 30, 1999
BMA TOWER PENN VALLEY PARK KANSAS CITY, MO 64108

To Our Shareholders:

The second-quarter results continue the positive trend from the first quarter. Sales for the quarter were $249 million compared with $239 million a year ago. Net income was $6.3 million, or $.89 per share, 39% higher than the $.64 per share recorded in the second quarter last year.

For the first six months, sales were $452 million compared with $432 million a year ago, and net income was $6.6 million, or $.91 per share, an 15% improvement over the $.79 per share amount last year.

In our individual businesses, the Vistawall group doubled operating earnings during the second quarter, on 19% higher sales. Our China metal building business contributed excellent operating earnings compared with a loss last year and our Brazil metal building business had a modest loss for the quarter, a substantial improvement over the same period a year ago. The U. S. Building Systems group and Europe both posted lower comparative operating results for the quarter.

For the six months, the U. S. metal building business sales were down about 2% and earnings, while good, were well below the strong results of a year ago. The industrial end-use market, which is important to our metal building business, is running 33% lower than 1998. Encouragingly, backlog in this business is slightly ahead of last year and orders are about equal to a year ago. The Lester wood frame building sales were comparable to last year and this business recorded a modest operating loss for the six months as opposed to break-even results last year. Over half of Lester sales are to the general agriculture and livestock confinement markets, and both markets show little sign of improvement. Our start-up panelized building business operated at a larger loss during the first six months compared with last year. We continue to refine our costs and marketing approach to improve the operating results of this business.

Our China metal building business performed exceptionally well during the first six months of 1999. Sales and operating earnings increased significantly and business momentum continues to build, with backlog 29% higher than last year. In Europe, we completed the move of manufacturing operations from the United Kingdom to our metal building plant in Hungary on schedule. Sales in Europe for the six months were well below last year with a higher operating loss, as anticipated. We expect to see improvement in this business beginning in the third quarter. Our Brazilian business has substantially completed its remaining projects at a modest operating loss compared with a significant loss a year ago.

The Vistawall group, our architectural aluminum business, performed very well in the first half of 1999. Sales were $99 million, 16% higher than last year, and operating earnings increased 91%. Excellent service and the combination of curtain wall, skylight and window products as a single-source offering has proven to be a competitive advantage. Backlog remains good in this business and slightly ahead of last year.

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Butler Real Estate six month earnings were even with a year ago. Prospects for the year remain good. Butler Construction sales were $66 million in the first half of the year, 14% higher than last year and operating earnings grew in line with revenues. Construction backlog was $68 million at the end of June compared with $53 million at the same time a year ago.

We are pleased with the improvement in the second quarter results. The industrial and agricultural markets do not show signs of improvement, each an important source of sales for Butler. Nonetheless, the growing diversity of the markets we serve, both domestic and international, provide reason to remain optimistic about the outlook for the year. We enter the busy third quarter with a backlog of $338 million, ahead of the comparable backlog of $329 million last year, which excludes Brazil. We expect to deliver substantial 1999 earnings improvement over 1998.

Cordially yours,

/s/John Holland

John Holland
President and Chief Executive Officer

July 19, 1999
Butler Manufacturing Company